UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the first three-month period ended March 31, 2024 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the first three-month period ended March 31, 2024 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the first three-month period ended March 31, 2024 and 2023

(Unit : in billions of Korean Won)	March 31, 2024	March 31, 2023	Change
	Three-month period ended	Three-month period ended
Operating revenues	23,293	21,594	1,699
Operating income (loss)	1,299	-6,178	7,477
Income (Loss) before income tax	738	-6,855	7,593
Net income (loss)	596	-4,911	5,507
Net income (loss) attributable to owners of the company	561	-4,947	5,508

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the first three-month period ended March 31, 2024 and 2023

(Unit : in billions of Korean Won)	March 31, 2024	March 31, 2023	Change
	Three-month period ended	Three-month period ended
Operating revenues	22,782	20,910	1,872
Operating income (loss)	1,262	-6,347	7,609
Income (Loss) before income tax	742	-6,708	7,450
Net income (loss)	593	-4,932	5,525

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Chang, Nam-yeon
Name:	Chang, Nam-yeon
Title:	Head of Finance & IR Team

Date: May 10, 2024